

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

September 17, 2010

Mr. Brian D. Clewes
Secretary, Treasurer and Chief Financial Officer
Carthew Bay Technologies, Inc.
Brookfield Place, 181 Bay Street, Suite 2500
Toronto, ON Canada M5J 2T7

**Re: Carthew Bay Technologies, Inc.
Form 20-F for the fiscal year ended December 31, 2009
Filed June 28, 2010
File No. 000-31481**

Dear Mr. Clewes:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief